[redacted]

14046298

SECURI ISSION

SEC Mail Processing Section
FEB 26 2014
Washington DC
404

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SEC FILE NUMBER
8- 67713

KKH 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Zelman Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Richmond Road Suite 340
(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Wank (212) 993-5844
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/14

OATH OR AFFIRMATION

I, Stephen Wank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zelman Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

KIMBERLY GRAY
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 1/12/19

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

ZELMAN PARTNERS, LLC
Statement of Financial Condition
December 31, 2013

Zelman Partners, LLC
TABLE OF CONTENTS
December 31, 2013

Saniville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Zelman Partners, LLC

Report on the Financial Statement

We have audited the accompanying financial statement of Zelman Partners, LLC (the "Company") which comprises the statement of financial condition as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Zelman Partners, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Sanville + Company

Abington, Pennsylvania
February 19, 2014

Zelman Partners, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	9,149,474
Commissions receivable		73,732
Accounts receivable		82,500
Prepaid expenses		42,715
Furniture and equipment - at cost -$212,695		
less accumulated depreciation and amortization of $206,895		5,800
Other assets		38,746
Total assets	$	9,392,967
Liabilities and Member's Equity		
Liabilities		
Due to parent	$	318,233
Subordinated interest payable		132,813
		451,046
Commitments, contingencies and guarantees:		
Subordinated borrowings		5,000,000
Total liabilities		5,451,046
Member's equity		3,941,921
Total liabilities and member's equity	$	9,392,967

The accompanying notes are an integral part of these financial statements.

1. Organization

Zelman Partners, LLC ("the Company") is a wholly owned subsidiary of Zelman Holdings, LLC, (the Parent) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and twenty-nine states, including the state of Ohio, and two territories. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority ("FINRA").

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Nature of Business – The Company and Zelman & Associates (Associates), an affiliated company through common ownership, are in the business of providing independent equity research. The Company is engaged in a single line of business as securities broker dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory.

Cash – The Company includes as cash amounts invested in money market funds.

At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Receivables and Credit Policies - Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payment within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable greater than 30 days old.

Accounts receivable are uncollateralized customer obligations due from investment banking services and are due upon the terms of the contract.

The carrying amount of commissions and accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2013, all commissions were considered collectible and no allowance was necessary.

Prepaid Expenses – At December 31, 2013, the Company has $38,365 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees, which is included in prepaid expenses.

Depreciation- Depreciation and amortization of property and equipment are provided by the use of the double declining balance method over the following estimated useful lives of the assets:

Office equipment	5 – 7 years

2. Summary of Significant Accounting Policies (Continued)

Income Taxes – The Company is a single member limited liability company and therefore, is a disregarded entity for the internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. Any state and local income taxes are accrued by the Parent and allocated to the Company according to the terms of the expense sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2013, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2010.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 19, 2014, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Parties

The Company has an expense sharing agreement (the Agreement) where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company and Associates for the actual share of the expenses.

At December 31, 2013, the due to Parent liability related to expenses under the Agreement.

4. Subordinated borrowings and subordinated interest

In January, 2013 the Company received an extension of time on a temporary subordinated loan in the amount of $4,000,000 obtained from a related party in December, 2012. On February 1, 2013, the Company repaid the temporary subordinated note including the accrued interest of $8,384.

During April, 2013, the Company borrowed $12,500,000 from a related party as a temporary subordinated note due 45 days after the borrowing date including interest at 4.25%. In May, 2013, the Company repaid the temporary subordinated note including the accrued interest of $64,930.

During May, 2013, the Company borrowed $5,000,000 from a related party as a subordinated note which is due 365 days after the borrowing date including interest at 4.25%.

4. Subordinated borrowings and subordinated interest (Continued)

At December 31, 2013, subordinated interest payable of $132,813 consisted of the current year's interest expense on the subordinated note of $5,000,000 obtained in May, 2013.

The subordinated borrowings and interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

5. Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i), and 15c3-1(a)(2)(iii) as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $8,654,976, which was $8,554,976 in excess of its required net capital of $100,000.

In addition to the minimum capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2013, the ratio was 0.04 to 1.

6. Exemption from Rule 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.